                             GARDEN BOTANIKA, INC.
                            CALCULATION OF EARNINGS
                     PER COMMON AND COMMON EQUIVALENT SHARE
                                  (EXHIBIT 11)
                 (amounts in thousands, except per share data)


                                                                                   Fiscal Year Ended
                                                                       ----------------------------------------
                                                                       February 1,    February 3,   January 28,
                                                                          1997           1996          1995
                                                                       -----------    ----------    -----------
PRIMARY:
  Earnings -
      Net loss applicable to common and common
        equivalent shares                                               $(4,933)       $(1,664)       $(1,387)
                                                                        =======        =======        =======

  Shares -
      Weighted average common shares outstanding                          6,146            265            260
      Weighted average preferred shares outstanding (1)                    --            3,491          2,910
      Net effect of stock options, based on treasury stock method
        using average market price (2)                                     --             --             --
      Common share equivalents (3)                                         --               25             39
                                                                        -------        -------        -------

 Weighted average common and common equivalent shares                     6,146          3,781          3,209
                                                                        =======        =======        =======

Primary loss per common and common equivalent share                      ($0.80)        ($0.44)        ($0.43)
                                                                        =======        =======        =======


FULLY DILUTED:

   Fully diluted loss per share is not presented, as there were no potentially dilutive securities.


NOTES:

(1) In connection with its initial public offering of Common Stock completed on May 22, 1996, all of the Company's outstanding Preferred Stock automatically converted to Common on a one-for-one basis. Therefore, losses per common and common equivalent share are based on the weighted average number of Common and Preferred shares outstanding.

(2) In the calculation of weighted average common and common equivalent shares, nonqualified stock options and warrants to purchase Common Stock are considered Common Stock equivalents. Such options and warrants are converted using the treasury stock method, which assumes that the shares issuable upon exercise of the options or warrants were outstanding for the full period. In accordance with generally accepted accounting principles, no Common Stock equivalents related to stock options are shown, as their effect would have been anti-dilutive for each period presented.

(3) Pursuant to Securities and Exchange Commission Accounting Bulletins, common and common equivalent shares issued during the 12-month period prior to the Company's May 1996 initial public offering have been included in the calculation as if they were outstanding for all periods reported prior to the filing of the Registration Statement (using the treasury stock method at the assumed initial public offering price).